Mail Stop 0407

      							April 15, 2005

Via U.S. Mail and Fax
Mr. Stephen Bowling
Chief Financial Officer
Eon Communications Corporation
4105 Royal Drive NW
Suite 100
Kennesaw, GA  30144

	RE:	Eon Communications Corporation
      Form 10-K for the fiscal year ended July 31, 2004
		Filed October 28, 2004

		Form 10-Q for the quarter ended January 31, 2005
Filed March 17, 2005
		File No. 0-26399

Dear Mr. Bowling:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should amend your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the fiscal year ended July 31, 2004, filed October
28,
2004

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 16
1. We note that, at a minimum, you have a current note payable, operating leases and inventory purchase commitments. Please refer to
Item 303(a)(5) of Regulation S-K and revise to include a tabular disclosure of your contractual obligations.

2. Your discussion of cash flows from operating, investing and financing activities appear to be a mechanical recitation of your cash flow statement, and does not provide a clear picture of your ability to generate cash and meet existing and known or reasonably likely short- and long-term cash requirements. Refer to Item 303 of
Regulation S-K as well as section IV of the Commission`s
Interpretive
Release on Management`s Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm. Revise to provide not only a "discussion" but also an "analysis" of historical information as well as known trends, demands, commitments, events or uncertainties that will result in your liquidity increasing or decreasing in any material way. Your disclosures should provide insight into the underlying internal and external business factors driving such changes as seen through the eyes of management.

Note 2.  Acquisition of Cortelco Shanghai Telecom Equipment
Company,
page 36
3. Refer to the 8-K filed on 8/13/04 to report the acquisition of Cortelco China. We note that you filed financial statements for Cortelco China for the most recent fiscal year and interim period before the acquisition. It would appear that you were required to file financial statements for the year ended December 31, 2002 as well since this acquisition exceeds 40% significance. Refer to Rule
3-05 (b)(2)(iv) of Regulation S-X and tell us why you believe you were in compliance with the requirements of Rule 3-05 of S-X.

Note 3.  Summary of Significant Accounting Policies, page 36
4. Revise your product warranty accounting policy to clarify the scope of warranties that you offer to your customers and how you account for such warranties.

Note 16.  Related Parties, page 47
5. Revise to provide a description of the underlying related party transactions and the terms and manner of settlement, particularly with respect to the amounts payable to Shanghai Bell and CII.

Part II, Item 9A. Controls and Procedures, page 49
6. We note the disclosure in your December 16, 2004 Form 8-K that Grant Thornton had identified, during its audit of your financial statements for the fiscal year ended July 31, 2004, material weaknesses in Cortelco Shanghai`s internal control over financial reporting. In light of this disclosure and the fact that you acquired a controlling interest in Cortelco Shanghai on June 1, 2004, please amend your Form 10-K to discuss how your certifying officers determined that your disclosure controls and procedures were "effective to ensure that information required to be disclosed by [you] in reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms" as of July 31, 2004. As part of this discussion, please specify the processes and procedures that you had in place for the period covered by the report that enabled the officers to reach the conclusion that your disclosure controls and procedures were effective.

Please also amend your October 31, 2004 Form 10-Q to include similar disclosure about the period covered by that report.

7. Since it is not apparent whether your certifying officers, in making their conclusions in your Form 10-K, considered all information described in the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e), please disclose whether your certifying officers concluded, as of the end of the period covered by the report, your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your certifying officers, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Alternatively, you may simply state, if true, that your certifying officers concluded that, as of the end of the period covered by the report, your disclosure controls and procedures were effective.

	Please provide similar disclosure concerning your October 31, 2004 Form 10-Q.

8. We note your statement in the Form 10-K that, "[o]ther than as described above, there was no change in [y]our internal control over financial reporting during [y]our fourth fiscal quarter...."  Note that you may not qualify your conclusion; rather, you should take any changes into account when making your conclusion about changes in your internal control over financial reporting. Therefore, revise to state, if correct, that there were changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting, and identify the changes. Similarly revise the disclosure in your October 31, 2004 and January 31, 2005 Forms 10-Q. See Question 5 of Management`s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports Frequently Asked Questions (revised October 6, 2004) available on our web site at http://www.sec.gov/info/accountants/controlfaq1004.htm.

9. We also note that your chief executive officer and chief financial officer certified, in their Rule 13a-14(a) certifications, that, based on their knowledge, "the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report." If the actions you have described on page 50 to address the Cortelco Shanghai "internal control issues" are changes in your internal control over financial reporting, and given the ongoing and/or prospective nature of these actions, please revise your disclosure in Item 9A to explain why your officers believe that the financial statements for the fiscal period covered by the Form 10-K fairly present in all material respects your financial condition, results of operations, and cash flows.
Please
provide similar disclosure for each of your October 31, 2004 and January 31, 2005 Forms 10-Q.

Form 10-Q for the fiscal quarter ended January 31, 2005, filed
March
17, 2005

      Item 4. Disclosure Controls and Procedures, page 17
10. We note that you have not disclosed your officers` conclusions regarding the "effectiveness" of your disclosure controls and procedures. Please revise to include them.

11. Please indicate whether the "material weakness in the functioning of [your] disclosure controls and procedures" and the "[lack of] controls relating to the monitoring and investigation of intercompany balances and related differences and elimination of intercompany balances in the consolidation process" concern only Cortelco Shanghai. Clarify and describe any material impact that the weakness has had or may have on your financial statements. Also indicate when the weakness and lack of controls began, what steps the company plans to take, or has taken, to correct them and the specific timeframe for the various remediation efforts. If the weakness or lack of controls existed during the periods covered by your July 31, 2004 Form 10-K and October 31, 2004 Form 10-Q, tell us in your response letter how you certifying officers reached the conclusion that your disclosure controls and procedures were effective as of the end of the periods covered by those reports.


*    *    *    *

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	As appropriate, please amend your Forms 10-K and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Christine Bashaw, Staff Accountant, at (202) 824-5422 or Ivette Leon, Assistant Chief Accountant, at (202) 942-1982 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff
Attorney, at (202) 942-1916 or me at (202) 942-1990 with any other questions.

								Sincerely,


								Larry Spirgel
								Assistant Director
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Mr. Stephen Bowling
Eon Communications Corporation
April 15, 2005
Page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE